EXHIBIT 99.1

Arco announces receipt of

non-binding going private proposal

São Paulo, Brazil, November 30, 2022 – Arco Platform Limited, or “Arco” or the “Company” (Nasdaq: ARCE), today announced that its board of directors has received a preliminary non-binding proposal (the “Proposal”) dated November 30, 2022 from General Atlantic L.P. (“General Atlantic”) and Dragoneer Investment Group, LLC (“Dragoneer”) to acquire all of the outstanding Class A common shares of the Company that are not held by such parties or Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (together, the “Founders”) or their respective affiliates (the “Proposed Transaction”).

The proposal states that the Founders support the Proposed Transaction and will roll over 100% of their Class A common shares and Class B common shares in the Proposed Transaction, and that after the closing of the Proposed Transaction, the Founders will maintain the same economic and voting interest in the Company as they currently have. The purchase price proposed by General Atlantic and Dragoneer for each Class A common share is US$11.00 in cash, which represents an approximately 22% premium over today’s closing price of US$9.04 per Class A common share. A copy of the proposal letter is attached hereto as Exhibit A.

The Company cautions its shareholders and others considering trading in its securities that no decisions have been made with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required by applicable law.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements pertaining to the Company within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance. The successful achievement of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by such statements. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance. Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/

Exhibit A

November 30, 2022

The Board of Directors (the “Board”)

Arco Platform Limited

Rua Augusta 2840

9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil

Dear Directors:

General Atlantic L.P. (“General Atlantic”) and Dragoneer Investment Group, LLC (“Dragoneer”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding Class A common shares (the “Class A Common Shares”) of Arco Platform Limited (the “Company”) that are not held by such parties or Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (together, the “Founders”) or their respective affiliates (the “Proposed Transaction”). The Founders support the Proposed Transaction and will roll over 100% of their Class A Common Shares and Class B common shares in the Proposed Transaction. After the closing of the Proposed Transaction, the Founders will maintain the same economic and voting interest in the Company as they currently have. While not required to consummate the Proposed Transaction, General Atlantic and Dragoneer are open to discussing rollover opportunities for additional shareholders if that is of interest.

The purchase price proposed by General Atlantic and Dragoneer for each Class A Common Share is US$11.00 in cash, which offers significant value to the Company’s shareholders and represents approximately a 22% premium over today’s closing price of US$9.04 per Class A Common Share.

The principal terms and conditions of the Proposed Transaction will be set forth in definitive agreements to be negotiated with the Company, which we expect will contain representations, warranties, covenants and conditions that are customary and appropriate for transactions of this type (the “Definitive Agreements”). Consummation of the Proposed Transaction would be contingent on receipt of any required regulatory or shareholder approvals and other customary conditions to closing. The Proposed Transaction would not be subject to a financing condition.

General Atlantic and Dragoneer are prepared to fully backstop the funds needed to acquire the Class A Common Shares with equity and are responsible for negotiating the price to be paid per Class A Common Share. The cash necessary to complete the Proposed Transaction would come from General Atlantic and Dragoneer’s respective affiliated investment funds. General Atlantic has approximately $73 billion in assets under management inclusive of all products as of June 30, 2022. Dragoneer has more than $22 billion in assets under management as of June 30, 2022.

As existing and long-term investors and partners of the Company, we believe that we are particularly well-suited to lead a take private transaction and to partner with the Company to achieve its long-term strategic goals. In addition, given our familiarity with the Company’s business and operations, we are well-positioned to complete negotiations and execute definitive documentation in an expeditious manner.

In considering this proposal, you should be aware that the Founders, General Atlantic and Dragoneer have entered into an exclusivity agreement and are interested only in pursuing the Proposed Transaction and do not intend to sell their respective stakes in the Company to any third party. We recognize that the Board or a committee thereof will evaluate the Proposed Transaction independently before they can make their determination whether to endorse it, and the Founders and our respective affiliated directors will recuse themselves from any discussions and negotiations. As required by law, we each will promptly update our beneficial ownership filings with the U.S. Securities and Exchange Commission to disclose this proposal. That aside, we believe that it is in all of our interests to proceed with our discussions relating to the Proposed Transaction in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

This proposal is not a binding offer, agreement or an agreement to make a binding offer. This proposal is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of the Definitive Agreements, and then will be on the terms and conditions provided in the Definitive Agreements.

We are confident in our ability to consummate the Proposed Transaction as outlined in this proposal and would like to express our commitment to working together with the Board and any committee thereof to bring the Proposed Transaction to a successful and timely consummation. We and our advisors are available at your convenience to discuss any aspects of our proposal. We look forward to hearing from you.

Sincerely

General Atlantic L.P.
By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Managing Director

Dragoneer Investment Group, LLC
By:	/s/ Michael Dimitruk
Name:	Michael Dimitruk
Title:	Vice President

Oto Brasil de Sá Cavalcante
By:	/s/ Oto Brasil de Sá Cavalcante

Ari de Sá Cavalcante Neto
By:	/s/ Ari de Sá Cavalcante Neto